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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                                SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                                   (Amendment No.2)*
                              Oxford Industries, Inc.
                                   (Name of Issuer)

                    Common Stock, $1.00 Par Value
                    (Title of Class of Securities)

                                 691497-30-9
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement-- . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1745(10-88)










                              SCHEDULE 13G

CUSIP No. 691497309                            Page 2 of 4 Pages

 1.       NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO.OF ABOVE PERSON
           John Hicks Lanier
           Social Security No. ###-##-####

 2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         N/A               (a)
                           (b)
 3.       SEC USE ONLY

 4.       CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
         WITH:

    5. SOLE VOTING POWER            761,789

    6. SHARED VOTING POWER           41,591

    7. SOLE DISPOSITIVE POWER       240,917

    8. SHARES DISPOSITIVE POWER     520,872

 9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              803,380

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES*

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     9.69%

12. TYPE OF REPORTING PERSON*
         IN




                                        Page 3 of 4 Pages

                            SCHEDULE 13G

Item 1(a).  Name of Issuer

Oxford Industries, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices

222 Piedmont Avenue, N.E.
Atlanta, Georgia  30308

Item 2(a).  Name of Person Filing

John Hicks Lanier

Item 2(b).  Address of Principal Business Office, or, if none,
Residence

222 Piedmont Avenue
Atlanta, GA 30308

Item 2(c).  Citizenship

U.S.A.

Item 2(d).  Title of Class of Securities

Common Stock, $1.00 Par Value

Item 2(e).  CUSIP Number

691497-30-9

Item 3.

Not Applicable

Item 4.  Ownership

See items 5,6,7,8,9 and 11 on cover page

Item 5. Ownership of Five Percent or Less of a Class

Not Applicable





                                             Page 4 of 4 Pages

                               SCHEDULE 13G

Item 6.  Ownership of More than Five Percent on Behalf of Another
Person

         Persons other than the undersigned have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 520,872 shares of Oxford Industries, Inc. common stock beneficially owned by the undersigned. No such person's interest relates to 5% of the outstanding shares of such stocks.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
Company

Not Applicable

Item 8.  Identification and Classification of Members of the Group

Not Applicable

Item 9.  Notice of Dissolution of Group

Not Applicable

Item 10.  Certification

Not Applicable

Signature

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 27, 1999

Date


/S/ J. HICKS LANIER
    J. Hicks Lanier